Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee for Trust 1387

Torre Esmeralda I. Blvd.

Manuel Ávila Camacho No. 40, floor 7,

Colonia Lomas de Chapultepec, Mexico City, Mexico 11000

Telephone: 5350-3333 ext. 2228

September 3, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Maxcom Telecomunicaciones, S.A.B. de C.V.
Schedule TO-T filed on August 23, 2013
Filed by Banco Invex S.A., Institución de Banca Múltiple,
Invex Grupo Financiero, as Trustee for Trust Number 1387
File No. 5-83794

Ladies and Gentlemen:

In connection with the above-referenced filing, Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, a banking institution organized and existing under the laws of the United Mexican States, acting as trustee for the Trust 1387, hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in its Schedule TO-T filed on August 23, 2013, as amended from time to time (the “Filing”);

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions with respect to the foregoing to Joy Gallup of Paul Hastings LLP at (212) 318-6542.

Sincerely,

Banco Invex S.A., Institución de Banca Múltiple, Invex Grupo Financiero, as Trustee for Trust 1387

By:	/s/ Mauricio Rangel Laisequilla
Name:	Mauricio Rangel Laisequilla
Title:	Trustee Delegate
Date:	September 3, 2013

By:	/s/ Edgar Figueroa
Name:	Edgar Figueroa
Title:	Trustee Delegate
Date:	September 3, 2013